News Release TSX-V: PDO 11-19 December 20, 2011

PORTAL ANNOUNCES AMENDED ACQUISITION TERMS ON SASKATCHEWAN OIL AND GAS ASSET PURCHASE

Portal Resources Ltd. (TSX Venture Exchange: PDO) (“Portal” or “the Company”) is pleased to announce that the terms of the Company’s proposed acquisition of oil and gas production assets in West Central Saskatchewan have been amended (previously announced October 13, 2011).  Changes to the Purchase and Sale Agreement (P&SA) consist of the following: i) the purchase price will now be $8.3 million (previously $9.1 million); ii) the seller will be issued $300,000 of common shares of the Company at $0.11 per share as a portion of the purchase price; iii) the $500,000 non-refundable deposit previously paid plus interest will be credited to the purchase price; and iv) the effective date and closing date of the transaction have been moved to January 1, 2012 and January 31, 2012 respectively (previously August 1 and November 30, 2011).

These changes have been made to reflect, among other things, the current investment and oil and natural gas market conditions coupled with and in consideration of the changes to the effective and closing dates.

Portal expects to finance this acquisition through a combination of equity and debt.  Progress is well advanced on both of these funding fronts to meet the new closing deadline.

The assets are located in West Central Saskatchewan and produce approximately 350 barrels of oil equivalent per day boe/day, consisting of 65% heavy oil (12° API) and 35% non-associated sweet gas.  The acquisition includes a 100% working interest in 19 sections (13,340 acres) of land, two sections (1,280 acres) of gross overriding royalty lands (in Portal’s favor), approximately 25 sections of proprietary 3D seismic and 125 line km of proprietary 2D seismic. Oil is produced to single well batteries (tanks) and natural gas production (non-associated) is tied into approximately 30 km of natural gas pipeline and infrastructure included in the transaction.

The existing oil pool being purchased (McLaren formation) has cumulative production of approximately 1.6 million stock tank barrels of oil equivalent (MMstboe).  Portal’s internal evaluation of the asset indicates the potential to increase its value in a meaningful way through exploration and development of additional seismically defined infill, step-out and exploratory drilling locations.

“This acquisition will greatly expand Portal’s land position in this core area of focus.  The Portal team sees the potential for both daily production increases and the potential to expand the overall reserve base on the project through further development. Coupled with the attractive acquisition metrics it is our belief that this project and our holdings in the area will provide a solid platform to grow shareowner value,” stated David Hottman, President & CEO.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This press release contains certain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "predict" and "potential" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These forward-looking statements are made as of the date of this press release and the Company does not undertake to update any forward-looking statements that are contained in this press release, except in accordance with applicable securities laws.

The term “barrels of oil equivalent” (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 Mcf) to one barrel (1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com